Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
June 12, 2020
Via EDGAR
Ms. Mindy Rotter
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 333-238227
Dear Ms. Rotter and Ms. White,
On behalf of the Registrant, this letter responds to Ms. Rotter’s accounting comments communicated to me by telephone on May 22, 2020 and Ms. White’s legal comments communicated to me by telephone on June 8, 2020. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the SystematEx Fund (the “Acquired Fund”) into the Diversified International Fund (the “Acquiring Fund”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement, unless otherwise defined herein.
Comment 1. Given recent events, will shareholders be able to attend the meeting virtually or by phone? Please advise or revise.
Response: No, the Registrant is not holding a virtual or telephonic meeting. However, the Registrant has coordinated meeting logistics and the return of proxy cards with all three shareholders of record.
Comment 2. The first bullet point under “The Reorganization” on page 4 states: “due to underperformance and a recent portfolio manager departure for the Acquired Fund, all shareholders of the Acquired Fund, which is a limited number, have expressed a desire to reallocate their investment in the Acquired Fund to the Acquiring Fund.” Please clarify whether “all shareholders” refers to (1) all three entities listed on page 45 or (2) all individuals on whose behalf those entities on page 45 may hold shares.
Response: In this disclosure, the Registrant is referring to all three entities listed on page 45, which are the shareholders of record. The Registrant will clarify in the Definitive Filing on Form 497.
Comment 3. The fourth bullet point under “The Reorganization” on page 5 states: “PGI, as investment advisor to the Acquired Fund, will pay all direct expenses and out-of-pocket fees, including audit and proxy-related costs, incurred in connection with the Reorganization, as well as the explicit costs (commissions, taxes, foreign exchange brokerage, and fees) of Reorganization-related portfolio repositioning up to $205,000.” Please disclose who will bear repositioning fees in excess of that amount.
Response: The Registrant will make the requested disclosure.

Comment 4. Please confirm supplementally that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response: Confirmed.
Comment 5. The Staff noted a footing error in the Capitalization table. Please review and revise in the Definitive Filing on Form 497. Please confirm supplementally that the footing error will be updated.
Response: Confirmed. The Registrant will correct the footing error in the Definitive Filing on Form 497.
Comment 6. The Staff noted that the font on the proxy cards is extremely large. Please confirm supplementally that the font on proxy cards sent to shareholders will be the proper size.
Response: Confirmed.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura Latham

Laura Latham
Assistant Counsel and Assistant Secretary, Registrant

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